DAVIS LEGAL ADVISORS *since* 1892
& company

02 AUG 16 AM 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

02049368

August 12, 2002

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L Ornstein
Donna Ornstein,
Legal Assistant

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

DO/mlg
Encls.

dlw 8/19

Exemption No. 82-1209

August 12, 2002

02 AUG 16 AM 9:21

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	For Quarter Ended May 31, 2002
(e)	News Releases	July 11, 2002 July 18, 2002
(f)	BC Form 53-901F, Material Change Report	July 11, 2002
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	July 11, 2002 July 23, 2002
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	July 11, 2002 July 23, 2002
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	July 11, 2002
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	For Quarter Ended May 31, 2002
(e)	News Releases	July 11, 2002 July 18, 2002
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement – Exchange Form 4F, Expedited Private Placement Form	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Forms 4K, Summary Form – Incentive Stock Options and 4L, Declaration of Incentive Stock Options	July 18, 2002

4. **Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	For Quarter Ended May 31, 2002
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

02 AUG 16 AM 9:21

Incorporated as part of:

Schedule A X
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	May 31, 2002	02/07/25

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"RAYMOND A. HRKAC'	Raymond A. Hrkac	02/07/26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. HAIG FARRIS'	J. Haig Farris	02/07/26

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	May 31, 2002	November 30, 2001
ASSETS		
Current		
Cash and cash equivalents	$ 76,284	$ 132,459
Sundry receivable and prepaids	13,537	26,409
Marketable securities (Note 2)	3,800	7,600
	93,621	166,468
Mineral properties and deferred exploration costs (Note 1)	5,588,366	5,416,492
Capital assets	297,336	308,523
	$ 5,979,323	$ 5,891,483
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 157,116	$ 180,772
Current portion of mortgage loan	10,268	10,268
	167,384	191,040
Mortgage loan	78,888	83,924
	246,272	274,964
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	15,183,047	14,917,958
Deficit	(9,449,996)	(9,301,439)
	5,733,051	5,616,519
	$ 5,979,323	$ 5,891,483

Approved by the Board of Directors:

"RAYMOND A. HRKAC"
Director

"J. HAIG FARRIS"
Director
Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the three months ended (Unaudited)		May 31, 2002		May 31, 2001
Administration costs				
Amortization	$	367	$	1,121
Consulting fees		12,000		12,000
Corporate relations		2,850		3,060
Interest expense		161		217
Legal and audit		(1,972)		24,825
Licences, taxes, insurance and fees		7,602		8,941
Office services and expenses		19,448		17,555
Shareholders' meetings and reports		10,812		26,161
Travel		74		822
Operating loss		(51,342)		(94,702)
Other income (loss)				
Interest income		148		14,941
Loss on sale of investments		(161)		-
Write-off of exploration and mineral property costs		(19,554)		(21,047)
		(19,567)		(6,106)
Loss for the period		(70,909)		(100,808)
Deficit, beginning of period		(9,379,087)		(8,945,423)
Deficit, end of period	$	(9,449,996)	$	(9,046,231)
Net loss per share	$	(0.001)	$	(0.003)
Weighted average number of common shares outstanding		43,269,213		39,411,608

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the six months ended (Unaudited)	May 31, 2002	May 31, 2001
Administration costs		
Amortization	$ 734	$ 2,242
Consulting fees	24,000	20,000
Corporate relations	10,228	7,432
Interest expense	388	434
Legal and audit	(919)	38,864
Licences, taxes, insurance and fees	8,009	16,173
Office services and expenses	37,208	41,831
Shareholders' meetings and reports	11,623	27,184
Travel	543	2,342
Operating loss	(91,814)	(156,502)
Other income (loss)		
Interest income	376	29,346
Loss on sale of investment	(161)	-
Write-off of exploration and mineral property costs	(56,958)	(168,055)
	(56,743)	(138,709)
Loss for the period	(148,557)	(295,211)
Deficit, beginning of period	(9,301,439)	(8,751,020)
Deficit, end of period	$ (9,449,996)	$ (9,046,231)
Net loss per share	$ (0.003)	$ (0.008)
Weighted average number of common shares outstanding	43,269,213	39,411,608

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2002	May 31, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (70,909)	$ (100,808)
Adjustment for items not involving cash:		
- amortization	367	1,121
- loss on sale of investment	161	-
- write off of exploration and mineral property costs	19,554	21,047
	(50,827)	(78,640)
Change in non-cash working capital items:		
- accounts receivable	(2,734)	(34,439)
- prepaid expenses	(56)	61,825
- accounts payable and accrued liabilities	5,189	57,418
	(48,428)	6,164
Cash flows from (used in) financing activities		
Shares issued for cash	77,500	-
Share issuance cost	(5,614)	-
Principal reduction of mortgage loan	(2,736)	(2,536)
	69,150	(2,536)
Cash flows from (used in) investing activities		
Mineral property costs	(32,766)	(33,019)
Deferred exploration costs	(93,185)	(639,121)
Purchase of capital assets	(919)	-
Proceeds from sale of investment	3,638	-
	(123,232)	(672,140)
Decrease in cash and cash equivalents	(102,510)	(668,512)
Cash and cash equivalents, beginning of period	178,794	1,512,184
Cash and cash equivalents, end of period	$ 76,284	$ 843,672
Supplementary cash flow information		
Cash paid for interest charges	$ 2,015	$ 2,271

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2002	May 31, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (148,557)	$ (295,211)
Adjustment for items not involving cash:		
- amortization	734	2,242
- loss on sale of investment	161	-
- write off of exploration and mineral property costs	56,958	168,055
	(90,704)	(124,914)
Change in non-cash working capital items:		
- accounts receivable	12,461	(25,996)
- prepaid expenses	411	(280)
- accounts payable and accrued liabilities	(23,656)	10,936
	(101,488)	(140,254)
Cash flows from (used in) financing activities		
Shares issued for cash	120,000	255,023
Shares issued for cash – flow-through shares	155,500	1,438,224
Share issuance cost	(10,411)	(128,904)
Principal reduction of mortgage loan	(5,036)	(4,878)
	260,053	1,559,465
Cash flows from (used in) investing activities		
Mineral property costs	(43,761)	(33,019)
Deferred exploration costs	(173,147)	(752,114)
Purchase of capital assets	(1,470)	(12,448)
Proceeds from sale of investment	3,638	
	(214,740)	(797,581)
Increase (decrease) in cash and cash equivalents	(56,175)	621,630
Cash and cash equivalents, beginning of period	132,459	222,042
Cash and cash equivalents, end of period	$ 76,284	$ 843,672
Supplementary cash flow information		
Cash paid for interest charges	$ 3,877	$ 4,248

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2001.

1. Mineral Properties and Deferred Exploration Costs

[-----December 1, 2001 to May 31, 2002------]

	Balance November 30, 2001	property cost additions	exploration cost additions	written off	Balance May 31, 2002
Diamond Venture - general exploration	$ -	$ -	$ 56,958	$ 56,958	$ -
Doyle Lake	705,705	-	4	-	705,709
Clinton	200,330	-	-	-	200,330
Fishback Lake and Dessert Lake	327,951	-	7,368	-	335,319
Murray	76,720	-	-	-	76,720
Hilltop	14,076	-	61	-	14,137
CH	1,762,153	43,761	115,490	-	1,921,404
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	889,620	-	266	-	889,886
McConnell Creek and other	1,397,993	-	4,924	-	1,402,917
	$5,416,492	$ 43,761	$ 185,071	$ 56,958	$5,588,366

	Balance November 30, 2001	Dec 1/(Additions	May 31/(written off	Balance May 31, 2002
Mineral property costs	$ 468,569	$ 43,761	$ -	$ 512,330
Deferred exploration costs	4,947,923	185,071	56,958	5,076,036
	$ 5,416,492	$ 228,832	$ 56,958	$ 5,588,366

Exploration costs incurred during the six months ended:

	May 31, 2002	May 31, 2001
Amortization	11,924	$ 13,544
Charter Aircraft	3,670	132,136
Drilling, trenching, sampling	17,848	102,473
Licences and recording fees	15,208	3,705
Mortgage interest	3,489	3,815
Project supplies	19,693	143,416
Salaries and wages	48,606	56,780
Survey	-	188,533
Technical and professional services	62,918	91,025

Transportation	1,715	30,232
	$185,071	$765,659

Schedule A – Financial Information

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

1. Mineral Properties and Deferred Exploration Costs (continued)

CH Northwest Territories, Canada

During the period ended May 31, 2002, the Company staked 26 additional claims of which 15 are pending approval. The Company now has a 100% interest in 116 claims in the CH project area.

2. Marketable Securities

	May 31, 2002	November 30, 2001
Hornby Bay Exploration Ltd.	20,000 shares	40,000 shares

Marketable Securities are stated at the lower cost or market value.

3. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2001	41,742,510	$14,917,958
For cash:		
Private placement, net of share issued costs	1,045,000	113,356
Issued pursuant to flow-through share agreement	1,555,000	151,733
Balance, May 31, 2002	44,342,510	$15,183,047

(c) During the period ended May 31, 2002, the Company:

i) completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares are to be spent on Canadian Exploration Expenses. Each non-flow through unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first

year at $0.15 per share and during the second year at $0.20 per share.

As at May 31, 2002, the Company has spent approximately $136,439 of the funds on Canadian Exploration Expenses.

Schedule A – Financial Information

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

3. Share Capital, (c) continued,

ii) completed the first tranche of a private placement and issued 620,000 non-flow-through units at $0.125 per unit for gross proceeds of $77,500. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share at $0.20 per share for two years. The balance of this private placement was completed subsequent to the end of the period. See Note 6(a).

(d) At May 31, 2002, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
375,000	0.25	June 30, 2002
1,100,000	0.35 *	August 24, 2002
1,237,332	0.20 (1st yr)	September 4, 2002
	0.30 (2nd yr)	September 4, 2003
400,000	0.30	December 21, 2002
5,913,600	0.30	December 29, 2002
440,000	0.25	December 29, 2002
125,000	0.15 (1st yr)	January 3, 2003
	0.20 (2nd yr)	January 2, 2004
300,000	0.15 (1st yr)	January 17, 2003
	0.20 (2nd yr)	January 16, 2004
620,000	0.20	May 31, 2004
10,510,932 **		

* Subsequent to May 31, 2002, the exercise price was reduced to $0.20 per share. See Note 6(c).

** Subsequent to May 31, 2002, an additional 5,855,000 warrants were issued when the balance of the private placement in Note 3(c)(ii) was completed. See Note 6(a).

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2002

4. Related Party Transactions

During the six months ended May 31, 2002, the Company was billed $28,600 ($24,000 of which is included in accounts payable) by one director (May 31, 2001– $32,200 of which $10,600 is included in accounts payable) for consulting fees and technical and professional services. The fees for the period ended May 31, 2002 are recorded as follows in the financial statements: $24,000 in Consulting fees and $4,600 as Technical and professional services on the Exploration costs schedule included as part of note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at May 31, 2002, the Company has accrued $111,400 owing to one director for consulting fees and technical and professional services.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2002 and May 31, 2001.

The Company's total assets are segmented geographically as follows:

	May 31, 2002	May 31, 2001
Canada	$5,089,437	$5,114,856
United States	889,886	889,359
	$5,979,323	$6,004,215

6. Subsequent Events

(a) Subsequent to May 31, 2002, the Company completed the private placement disclosed in Note 3(c)(ii) and issued a further 5,855,000 non-flow through units at $0.125 per unit and 983,333 flow through shares at $0.15 per flow through share for gross proceeds of $731,875 and $147,499.95, respectively.

(b) The Company received regulatory approval to grant 1,376,000 stock options to directors, officers, employees and consultants exercisable at $0.20 per share until July 18, 2007.

(c) The Company received regulatory approval to reduce the exercise price of 1,100,000 warrants that expire August 24, 2002 from $0.35 per share to $0.20 per share.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of:

Schedule A
Schedules B & C X

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	May 31, 2002	02/07/25

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"RAYMOND A. HRKAC'	Raymond A. Hrkac	02/07/26
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. HAIG FARRIS'	J. Haig Farris	02/07/26

Schedule B – Supplementary Information

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

1. **Analysis of expenses and deferred costs:**

For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for May 31, 2002.

For Deferred exploration costs incurred during the period see note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for May 31, 2002.

2. **Related party transactions:**

Please see note 4 related party transactions attached to the consolidated financial statements for May 31, 2002.

3. **Summary of securities issued and options granted during the period:**

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Jan. 02, 2002	Common Shares	Private Placement	125,000)	$0.10	$12,000	Cash	-
	Warrants		125,000)				
Jan. 02, 2002	Common Shares	Private Placement Flow through units	485,000	$0.10	$48,500	Cash	-
Jan. 16, 2002	Common Shares	Private Placement Flow-through units	1,070,000	$0.10	$107,000	Cash	-
Jan. 16, 2002	Common Shares	Private Placement	300,000)	$0.10	$30,000	Cash	-
	Warrants		300,000)				
May 31, 2002	Common Shares	Private Placement	620,000)	$0.125	$77,500	Cash	-
	Warrants		620,000)				

Subsequent to May 31, 2002, the Company issued 983,333 flow-through shares and 5,855,000 non-flow through units at $0.15 per share and $0.125 per unit respectively for gross proceeds of $147,999.95 and $731,875. Each unit consists of one common share and one common share purchase warrant.

4. **As at the end of the period:**

(a) and (b) Authorized and issued share capital at May 31, 2002:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	44,342,510	$15,183,047

Subsequent to May 31, 2002, the number of shares issued increased to 51,180,843.

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

4. **As at the end of the period (continued):**

(c) **Summary of options outstanding as at May 31, 2002:**

Security	Number	Exercise Price	Expiry Date
Options	15,000	$0.30	Nov. 17, 2002
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Total	**4,482,500**		

Subsequent to May 31, 2002 an additional 1,376,000 options were granted at $0.20 per share to expire July 18, 2007.

(c) Summary of warrants outstanding as at May 31, 2002:

Security	Number	Exercise Price	Expiry Date
Warrants	375,000	$0.25	June 30, 2002
Warrants	1,100,000	$0.35	August 24, 2002
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,237,332	$0.20-$0.30	September 4, 2003
Warrants	125,000	$0.15-$0.20	January 2, 2004
Warrants	300,000	$0.15-$0.20	January 16, 2004
Warrants	620,000	$0.20	May 31, 2004
TOTAL	**10,510,932**		

During the period, 42,000 warrants expired unexercised. Subsequent to May 31, 2002, a further 375,000 warrants expired unexercised and the exercise price of 1,100,000 warrants expiring August 24, 2002 was reduced from $0.35 to $0.20 per share. In addition, 5,855,000 warrants were issued as part of the private placement completed subsequent to May 31, 2002.

(d) There are no escrowed or pooled shares.

Schedule B – Supplementary Information

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

5. **Directors**:

Raymond A. Hrkac	J. Haig Farris	Nick DeMare
W. Wolodarsky	William Meyer	John S. Auston

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

The Company utilizes its extensive computerized data set, begun in 1992, for the Slave Craton of the Northwest Territories, to select areas for land acquisition and diamond exploration. In the year 2000, based on the data set, the Company began staking claims that have the potential to host diamondiferous kimberlites. The staking continued in 2001 and 2002, the most recent acquisition in June of this year. The total acreage owned outright by the Company on its various diamond projects is now in excess of 400,000 acres. As a result of $2.67 million of exploration in 2000-2001, the Company has defined drill ready kimberlite targets (four to be drilled in August/September of this year), kimberlite indicator mineral trains to be explored for target selection to be drilled in 2003, and newly acquired claims slated for exploration in 2003 with potential to produce drill targets for 2004.

Since January of this year, in addition to claim staking, the Company has completed ground geophysical surveys and lake sediment sampling over three potential targets which have now been selected as drill targets. One of these is scheduled to be drilled this year. In addition 36 heavy mineral samples have been taken and sent for processing and ground checks of geophysical targets began in July.

Within a few days, a heavy mineral sampling program to consist of approximately 550 heavy mineral samples will begin on the Seahorse and Starfish claims within the CH Project Areas south and west of Lac de Gras.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review (continued)

10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". This quarter, the Company was advised that the Minster had appointed a tribunal. The tribunal has contacted our lawyers and has set the first time lines for submissions and replies to be completed by October 15, 2002. At that time, the tribunal will further advise the Company of the proceedings. It is anticipated that the decision of the tribunal in this matter may be forthcoming this year.

The LA 26-30 claims are subject to the De Beers Agreement.

Exploration and General and Administrative Expenditures

As at May 31, 2002, the Company had incurred exploration costs on mineral properties of $43,761 (drilling, trenching and sampling $17,848, licences and recording fees $15,208, salaries and wages $48,606, technical and professional services $62,918, transportation $1,715 and project supplies of $19,693).

On a per project basis, the Company spent the $185,071 exploration costs as follows: $56,958 on the Diamond Venture, $61 on the Hilltop property, $4 on the Doyle Lake property, $7,368 on Fishback and Dessert Lake properties, $115,490 on the CH project, $266 on the Happy Creek Gold/Silver Property and $4,924 on McConnell Creek and other.

The Company reported a net loss of $148,557 for the period ended May 31, 2002 compared to a net loss of $295,211 for the period ended May 31, 2001. General administration expenses for the period ended May 31, 2002 were $91,814 compared to $156,502 for the period ended May 31, 2001. The decrease in general administration expenses was primarily due to a decrease in office services and expenses (2002 - $37,208; 2001 - $41,831), legal and audit (2002 – ($919); 2001 - $38,864), licences, taxes insurance and fees (2002 - $8,009; 2001 - $16,173) and shareholders' meetings and reports (2002 - $11,623; 2001 - $27,184).

Revenue for the period ended May 31, 2002 was $376 consisting of interest income compared with $29,346 for the period ended May 31, 2001 (interest income).

Acquisition and Disposition of Resource Properties and Write offs

During the winter of 2001-2002, the Company staked 26 more claims in the CH Project area. Fifteen of these claims are pending regulatory approval. The Company now has a 100% interest in 116 claims in the CH project area.

The write off of exploration and mineral property costs for the period ended May 31, 2002 was composed of $56,958 Diamond Venture general exploration.

Related Party Transactions

During the six months ended May 31, 2002, the Company was billed $28,600 ($24,000 of which is included in accounts payable) by one director (May 31, 2001 – $32,200) for consulting fees and technical

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

Related Party Transactions (continued)

and professional services. The fees for the period ended May 31, 2002 are recorded as follows in the financial statements: $24,000 in Consulting fees and $4,600 as Technical and professional services on the Exploration costs schedule included as part of Note 1 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at May 31, 2002, the Company has accrued $111,400 owing to the director for consulting fees and technical and professional services.

Commitments

During the period ended May 31, 2002, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $26,161 in 2002 and $27,802 in 2003, $27,802 in 2004 and $4,868 in 2005 are required under the agreement.

Financial Condition and Liquidity

The Company had a working deficit at May 31, 2002 of $73,763 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. Most of these funds must be spent on Canadian Exploration Expenses as per the private placement agreements completed in January 2002.

As at May 31, 2002 the Company had $78,888 long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2002, the Company experienced a negative cash flow of $90,704 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as office services and expenses, legal and audit, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended May 31, 2002, the Company completed a private placement of $198,000 and completed the first tranche of a second private placement for proceeds of $77,500. See Note 3 – Share Capital in the consolidated financial statements for May 31, 2002.

The Company's cash position as at May 31, 2002 was $76,284. The decrease in cash position compared to November 30, 2001 was due principally to fewer funds available for administration and exploration costs for the period ended May 31, 2002.

As at May 31, 2002, the Company has spent $136,439 of the $155,500 raised for Canadian Exploration Expenses.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended May 31, 2002 was $1,232.37, which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

GGL Diamond Corp.
Quarterly Report For The Six Months Ended May 31, 2002

Subsequent Events

Subsequent to May 31, 2002:

(a) The Company completed a second and third tranche of the private placement started in May 2002. A total of 5,855,000 non-flow through units and 983,333 flow through shares at $0.125 per unit and $0.15 per share, respectively, were issued subsequent to May 31, 2002 for gross proceeds of $731,875 and $147,499.95, respectively. Each non-flow through unit consisted of one common share and one warrant entitling the holder to purchase one common share at $0.20 per share for two years.

(b) The Company received regulatory approval to grant 1,376,000 options to directors, officers, employees and consultants at $0.20 per share exercisable until July 18, 2007.

(c) The Company received regulatory approval to reduce the exercise price of 1,100,000 warrants expiring August 24, 2002 from $0.35 per share to $0.20 per share.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

July 11, 2002

PRESS RELEASE

GGL ANNOUNCES COMPLETION OF PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has closed the private placement announced on May 16, 2002 and has raised gross proceeds of $956,875. The private placement was completed in three tranches and consisted of a total of 6,475,000 units at $0.125 per unit and 983,333 flow-through shares at $0.15 per share. The securities have four month hold periods ending on October 1, October 25 and November 12, 2002. Each unit consisted of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.20 per share.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac, President

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

July 18, 2002

PRESS RELEASE

GGL ANNOUNCES GRANT OF STOCK OPTIONS AND RE-PRICING OF WARRANTS

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture) -** announces that the Company has granted stock options to directors, senior officers, employees and consultants to purchase a total of 1,376,000 common shares under the Company's Stock Option Plan executable at $0.20 per share for five years.

The Company also announces that it has reduced the exercise price of 1,100,000 non-transferrable warrants issued on August 24, 2000 as part of a private placement from $0.35 to $0.20 per share.

The grant of the stock options and the reduction in the exercise price of the warrants is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

Exemption No. 82-1209

02 AUG 16 AM 9:21

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL Diamond Corp.
904 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

July 11, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

July 11, 2002
Vancouver, British Columbia

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has raised $956,875 by way of a non-brokered private placement through the sale of a combination of flow-through shares at a price of $0.15 per share and non-flow-through units at a price of $0.125 per unit.

Item 5. **Full Description of Material Change**

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company has closed the private placement announced on May 16, 2002 and has raised gross proceeds of $956,875. The private placement was completed in three tranches and consisted of a total of 6,475,000 units at $0.125 per unit and 983,333 flow-through shares at $0.15 per share. The securities have four month hold periods ending on October 1, October 25 and November 12, 2002. Each unit consisted of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.20 per share.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital.

Item 6. **Reliance on Section 85(2) of the Act**

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. **Omitted Information**

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. **Senior Officers**

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Raymond A. Hrkac
(604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 11th day of July, 2002.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

GGL Diamond Corp.
Name of issuer
904 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2
Address
(604) 688-0546
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

(a) 833,333 Flow-Through Shares at a price of $0.15 per Flow-Through Share; and

(b) 5,380,000 units, each unit consisting of one Common share without par value and one non-transferable Common share purchase warrant, at a price of $0.125 per unit. One non-transferable Common share purchase warrant entitles the subscribers to purchase one Common share without par value until July 11, 2004 at a price of $0.20 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
(a) Flow-Through Shares					
Fastrack Capital Partners Vancouver, BC	700,000	July 11/02	$0.15/$105,000	S. 5.1 of MI 45-103	4 Months
Stephen Meyer Vancouver, BC	66,667	July 11/02	$0.15/ $10,000.05	S. 5.1 of MI 45-103	4 Months
Peter Ross Vancouver, BC	66,666	July 11/02	$0.15/ $9,999.90	S. 5.1 of MI 45-103	4 Months
(b) Units					
John Hilland Calgary, AB	100,000	July 11/02	$0.125/$12,500	S. 3.1 of MI 45-103	4 Months
William W. Work Calgary, AB	40,000	July 11/02	$0.125/$5,000	S. 3.1 of MI 45-103	4 Months
Erin Resource Management Ltd. Calgary, AB	50,000	July 11/02	$0.125/$6,250	S. 3.1 of MI 45-103	4 Months
Oesa Resources Ltd. Calgary, AB	30,000	July 11/02	$0.125/$3,750	S. 3.1 of MI 45-103	4 Months
Odlum Brown Limited ITF William J.H. Edmonds Vancouver, BC	50,000	July 11/02	$0.125/$6,250	S. 3.1 of MI 45-103	4 Months
William J. H. Edmonds Vancouver, BC	50,000	July 11/02	$0.125/$6,250	S. 3.1 of MI 45-103	4 Months
Robert G. Welty Calgary, AB	80,000	July 11/02	$0.125/$10,000	S. 3.1 of MI 45-103	4 Months
Rajendra K. Agrawal Calgary, AB	80,000	July 11/02	$0.125/$10,000	S. 3.1 of MI 45-103	4 Months
Soroof International C.R.	1,200,000	July 11/02	$0.125/$150,000	BCI 72-503	4 Months

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Great Inagua Investments Ltd. Nassau, Bahamas	1,200,000	July 11/02	$0.125/$150,000	BCI 72-503	4 Months
Gordon Usher-Jones Montreal, PQ	1,200,000	July 11/02	$0.125/$150,000	BCI 72-503	4 Months
Michael Dawes Montreal, PQ	1,200,000	July 11/02	$0.125/$150,000	BCI 72-503	4 Months
Raymond James Ltd. ITF Barbara J. Carpenter Vancouver, BC	100,000	July 11/02	$0.125/$12,500	S. 5.1 of MI 45-102	4 Months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.
$149,999.95

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 11th day of July, 2002.

GGL Diamond Corp.
Name of issuer *(please print)*

[signature]
Signature of authorized signatory

Raymond A. Hrkac, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act.

If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE A

Full Name and Residential Address of Purchaser	Telephone Number and E-mail Address of Purchaser	Type of Security and Number Purchased	Exemption Relied On
(a) Flow-Through Shares			
Fastrack Capital Partners #2100 – 400 Burrard Street Vancouver, BC V6C 3A6	(604) 697-7424 jrybinski@haywood.com	700,000 Flow-Through Shares	S. 5.1 of MI 45-103
Peter Ross #2100 – 400 Burrard Street Vancouver, BC V6C 3A6	(604) 697-7416 pross@haywood.com	66,666 Flow-Through Shares	S. 5.1 of MI 45-103
Stephen Meyer 3942 W. 19th Avenue Vancouver, BC V6S 1E1	(604) 683-2660 stephenandanne@shaw.ca	66,667 Flow-Through Shares	S. 5.1 of MI 45-103
(b) Units			
John Hilland 3023 – 24th St. N.W. Calgary, AB T2M 3Z6	(403) 264-4404 hillandj@cadvision.com	100,000 Units	S. 3.1 of MI 45-103
William A. Work 716 Crescent Road N.W. Calgary, AB T2M 4A7	(403) 269-5375 E-mail address not available	40,000 Units	S. 3.1 of MI 45-103
Erin Resource Management Ltd. 1600–736–6th Ave. S.W. Calgary, AB T2P 3T7	(403) 264-4404 E-mail address not available	50,000 Units	S. 3.1 of MI 45-103
Oesa Resources Ltd. 122 Hampstead Way N.W. Calgary, AB T3A 6E5	(403) 274-8572 oesa1@shaw.ca	30,000 Units	S. 3.1 of MI 45-103
Odlum Brown Limited ITF William J.H. Edmonds RRSP Acct #26-9521-1 Suite 1800, 609 Granville St. Vancouver, BC V7Y 1A3	(604) 844-5318 E-mail address not available	50,000 Units	S. 3.1 of MI 45-103
William J.H. Edmonds Suite 1800, 609 Granville St. Vancouver, BC V7Y 1A3	(604) 844-5318 E-mail address not available	50,000 Units	S. 3.1 of MI 45-103

Robert G. Welty #602, 837 – 2nd Ave. S.W. Calgary, AB T2P 0E6	(403) 237-5889 bob@welty.ca	80,000 Units	S. 3.1 of MI 45-103
Rajendra K. Agrawal 143 Oakmount Rd. S.W. Calgary, AB T2V 4X3	(403) 262-3346 nrg@nrgeng.com	80,000 Units	S. 3.1 of MI 45-103
Soroof International Al-Jaffali Tower – 5th Floor Damman-Khobar Hwy. C.R. 2051022491	011 966 3 882-6777 E-mail address not available	1,200,000 Units	BCI 72-503
Great Inagua Investments Ltd. P.O. Box N-3242 Montague Sterling Centre East Bay Street Nassau, Bahamas	(242) 393-8622 tharand@batelnet.bs	1,200,000 Units	BCI 72-503
Gordon Usher-Jones 1010 Sherbrooke Street W., #1230 Montreal, PQ H3A 2R7	(514) 849-9465 dbush@bushassociatesltd.com	1,200,000 Units	BCI 72-503
Michael Dawes 1010 Sherbrooke Street W., #1230 Montreal, PQ H3A 2R7	(514) 849-9465 dbush@bushassociatesltd.com	1,200,000 Units	BCI 72-503
Barbara J. Carpenter 2030 Pratt Road Kamloops, B.C. V2C 5Z7	(604) 573-3083 E-mail address not available	100,000 Units	S. 5.1 of MI 45-102

Exemption No. 82-1209

02 AUG 16 AM 9:21

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

GGL DIAMOND CORP.
Name of issuer
904 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
Address
604-688-0546
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Stock options to purchase up to an aggregate of 1,376,000 common shares (the "Options") in the capital stock of the Issuer. The Options are exercisable until July 18, 2007, at a price of $0.20 per share.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Tom Lisle North Vancouver, B.C.	Option to purchase 31,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Linda Knight Port Coquitlam, BC	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Paul Richardson Vancouver, BC	Option to purchase 80,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Norman Leach Vancouver, BC	Option to purchase 50,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Jurgen T. Lau West Vancouver, BC	Option to purchase 50,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
J. Haig Farris Bowen Island, BC	Option to purchase 40,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Raymond A. Hrkac Coquitlam, BC	Option to purchase 100,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
CAH Consulting Ltd. Vancouver, BC	Option to purchase 50,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Mike McClelland Yellowknife, NWT	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
John Knight Smithers, BC	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Ken Frew Yellowknife, NWT	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
Gordon Usher-Jones Montreal, Quebec	Option to purchase 750,000 shares	July 23, 2002	$0.20	BCI45-507	None
William Wolodarsky Calgary, Alberta	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Nick DeMare Burnaby, BC	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
J. Haig Farris Bowen Island, BC	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
William Meyer Coquitlam, BC	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None
John S. Auston West Vancouver, BC	Option to purchase 25,000 shares	July 23, 2002	$0.20	S. 74(2)(9)	None

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See Schedule A			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)

N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 23rd day of July, 2002.

GGL DIAMOND CORP.
Name of issuer *(please print)*

Signature of authorized signatory

RAYMOND A. HRKAC, President and Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of an used by the British Columbia Securities Commission for the purposes of administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO
BC FORM 45-902F
OF
GGL DIAMOND CORP.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Tom Lisle 145 West Rock Land Road, North Vancouver, BC V7N 2V8	Tel: (604) 987-0821 E-mail: N/A	Option to purchase 31,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Linda Knight 2355 Kensington Crescent Port Coquitlam, BC V3C 5N3	Tel: (604) 688-0546 E-mail: accounts.ggl@telus.net	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Paul Richardson 4569 West 13th Avenue Vancouver, BC V6R 2V5	Tel: (604) 224-4272 E-mail: N/A	Option to purchase 80,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Norman Leach Apt.1502 – 1790 Bayshore Drive, Vancouver, BC V6G 3G5	Tel: (604) 733-3836 E-mail: nleach@direct.ca	Option to purchase 50,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Jurgen T. Lau 5315 Aspen Drive West Vancouver, BC V7W 3C8	Tel: (604) 922-1308 E-mail: Not Available	Option to purchase 50,000 common shares	74(2)(9) of the British Columbia *Securities Act*
J. Haig Farris P.O. Box 63 1299 Fairweather Road Bowen Island, BC V0N 1G0	Tel: (604) 669-7473 E-mail: hfarris@fractalcapital.com	Option to purchase 40,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Raymond Andrew Hrkac #44 – 2351 Parkway Boulevard Coquitlam, BC V3E 3P2	Tel: (604) 688-0546 E-mail: ray.ggl@telus.net	Option to purchase 100,000 common shares	74(2)(9) of the British Columbia *Securities Act*
CAH Consulting Ltd. 2828 W. 3rd Avenue Vancouver, BC V5M 1H6	Tel: (604) 738-4251 E-mail: chris.ggl@theedge.ca	Option to purchase 50,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Mike McClelland 6005 Finlayson Drive North Yellowknife, NWT X1A 3L1	Tel: (867) 873-3025 E-mail: mike.ggl@theedge.ca	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
John Knight RR #1, Site 29, Comp.10 Smithers, BC V0J 2N0	Tel: (250) 847-1925 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Ken Frew 3514 Raccine Drive Yellowknife, NWT X1A 3J2	Tel: (867) 873-3025 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Gordon Usher-Jones 4300 Demaisoneuve Avenue, Apt. 1101 Montreal, Quebec H3Z 3C7	Tel: (514) 931-0134 E-mail: N/A	Option to purchase 750,000 common shares	BCI45-507
William Wolodarsky 3048 – 3rd Street, S.W. Calgary, Alberta T2S 1V1	Tel: (403) 287-9542 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
Nick DeMare 4338 Frances Street Burnaby, BC V5C 2R3	Tel: (604) 685-9316 E-mail: ndemare@chasemgt.com	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
J. Haig Farris P.O. Box 63 1299 Fairweather Road Bowen Island, BC V0N 1G0	Tel: (604) 669-7473 E-mail: hfarris@fractalcapital.com	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
William Meyer 728 Guiltner Street Coquitlam, BC V3J 4M5	Tel: (604) 688-8002 E-mail: N/A	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*
John S. Auston #2 – 5402 West Vista Court West Vancouver, BC V7W 3H3	Tel: (604) 922-1937 E-mail: jauston@axionet.com	Option to purchase 25,000 common shares	74(2)(9) of the British Columbia *Securities Act*

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 11, 2002 of 5,380,000 Units (each Unit consisting of one common share and one non-transferable common share purchase warrant) at a price of $0.125 per Unit and 833,333 Flow-Through common shares at a price of $0.15 per share, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 11th day of July, 2002.

GGL Diamond Corp.

By:

"Raymond A. Hrkac"
Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 23, 2002 of options to purchase up to an aggregate of 1,376,000 common shares of GGL Diamond Corp. at a price of $0.20 per share for the ensuing five years, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 23rd day of July, 2002.

GGL Diamond Corp.

By: *"Raymond A Hrkac"*
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 4K

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL Diamond Corp. (the "Issuer").

SEDAR Project #:____________________.

1. New Options Proposed for Acceptance:

Date of Grant: July 18, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Tom Lisle	Employee	No	31,000	$0.20	July 18, 2007	None
Linda Knight	Employee	No	25,000	$0.20	July 18, 2007	None
Paul Richardson	Employee	No	80,000	$0.20	July 18, 2007	None
Norman Leach	Employee and Assistant Secretary	No	50,000	$0.20	July 18, 2007	None
Jurgen T. Lau	Employee	No	50,000	$0.20	July 18, 2007	None
J. Haig Farris	Director	Yes	40,000	$0.20	July 18, 2007	None
Raymond Hrkac	Director and President	Yes	100,000	$0.20	July 18, 2007	None
CAH Consulting Ltd.	Employee Company	No	50,000	$0.20	July 18, 2007	None
Mike McClelland	Employee	No	25,000	$0.20	July 18, 2007	None
John Knight	Employee	No	25,000	$0.20	July 18, 2007	None
Ken Frew	Employee	No	25,000	$0.20	July 18, 2007	None

Gordon Usher-Jones	Consultant	No	750,000	$0.20	July 18, 2007	None
William Wolodarsky	Director	Yes	25,000	$0.20	July 18, 2007	None
Nick DeMare	Director and Secretary	Yes	25,000	$0.20	July 18, 2007	None
J. Haig Farris	Director	Yes	25,000	$0.20	July 18, 2007	None
William Meyer	Director	Yes	25,000	$0.20	July 18, 2007	None
John S. Auston	Director	Yes	25,000	$0.20	July 18, 2007	None

Total Number of optioned shares proposed for acceptance: 1,376,000 .

2. Amended Options Proposed for Acceptance:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
N/A				

3. Other Presently Outstanding Options:

(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
see Schedule A attached				

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,376,000 + 4,482,500 = 5,858,500 .

4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held.

N/A

(b) If applicable, state the date of the news release announcing the grant of options.

July 18, 2002

(c) State the total issued and outstanding share capital at the date of grant or amendment.

51,180,843

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

11.45%

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

2001 Stock Option Plan maximum	=	8,101,035
Less amount already reserved		4,457,500
Plus stock options terminated unexercised		280,000
Less granted July 16, 2001		305,000
Less current grant		1,376,000
Balance reserved		2,242,535

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

N/A

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public.

N/A

SCHEDULE A

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Mike McClelland	15,000	$0.30	Nov. 17/97	Nov. 17/02
	35,000	$0.30	Apr. 20/98	Apr. 20/03
	25,000	$0.30	Mar. 5/99	Mar. 5/04
	75,000	$0.25	June 29/00	June 29/05
	50,000	0.20	July 16/01	July 16/06
William Wolodarsky	75,000	$0.30	Apr. 20/98	Apr. 20/03
	175,000	$0.30	Mar. 5/99	Mar. 5/04
	25,000	$0.25	June 29/00	June 29/05
	25,000	$0.30	Jan 16/01	Jan 16/06
Nick DeMare	25,000	$0.30	Apr. 20/98	Apr. 20/03
	75,000	$0.30	Mar. 5/99	Mar. 5/04
	25,000	$0.25	June 29/00	June 29/05
	25,000	$0.30	Jan 16/01	Jan 16/06
	25,000	$0.20	July 16/01	July 16/06
J. Haig Farris	150,000	$0.30	Apr. 20/98	Apr. 20/03
	175,000	$0.30	Mar. 5/99	Mar. 5/04
	100,000	$0.30	Sept. 5/00	Sept. 5/05
	25,000	$0.30	Jan. 16/01	Jan. 16/06
William Meyer	25,000	$0.30	Apr. 20/98	Apr. 20/03
	75,000	$0.30	Mar. 5/99	Mar. 5/04
	25,000	$0.25	June 29/00	June 29/05
	25,000	$0.30	Jan 16/01	Jan 16/06
Douglas Irving	10,000	$0.30	Apr. 20/98	Apr. 20/03
	10,000	$0.30	Mar. 5/99	Mar. 5/04
Annikki Puusaari	43,500	$0.30	Apr. 20/98	Apr. 20/03
	75,000	$0.30	Mar. 5/99	Mar. 5/04
Jurgen T. Lau	75,000	$0.30	Apr. 20/98	Apr. 20/03
	175,000	$0.30	Mar. 5/99	Mar. 5/04
	100,000	$0.25	Nov. 14/00	Nov. 14/05
	50,000	$0.30	Jan. 16/01	Jan. 16/06

CAH Consulting Ltd.	100,000	$0.30	Apr. 20/98	Apr. 20/03
	225,000	$0.30	Mar. 5/99	Mar. 5/04
	175,000	$0.25	June 29/00	June 29/05
	100,000	$0.30	Mar. 1/01	Mar. 1/06
John Knight	40,000	$0.30	Apr. 20/98	Apr. 20/03
	85,000	$0.30	Mar. 5/99	Mar. 5/04
	25,000	$0.25	June 29/00	June 29/05
	50,000	$0.20	July 16/01	Jul 16/06
Ken Frew	35,000	$0.30	Apr. 20/98	Apr. 20/03
	65,000	$0.30	Mar. 5/99	Mar. 5/04
	50,000	$0.25	June 29/00	June 29/05
	50,000	$0.20	July 16/01	July 16/06
Thomas Lisle	20,000	$0.30	Apr. 20/98	Apr. 20/03
	30,000	$0.30	Mar. 5/99	Mar. 5/04
	19,000	$0.25	June 29/00	June 29/05
	50,000	$0.20	July 16/01	July 16/06
Linda Knight	15,000	$0.30	Apr. 20/98	Apr. 20/03
	5,000	$0.30	Mar. 5/99	Mar. 5/04
	20,000	$0.25	Nov. 14/00	Nov. 14/05
	10,000	$0.20	July 16/01	July 16/06
Felix Kaminsky	65,000	$0.30	Apr. 20/98	Apr. 20/03
	35,000	$0.30	Mar. 5/99	Mar. 5/04
	50,000	$0.25	June 29/00	June 29/05
	50,000	$0.20	July 16/01	July 16/06
Patrick Mars	25,000	$0.30	Apr. 20/98	Apr. 20/03
	25,000	$0.30	Mar. 5/99	Mar. 5/04
Raymond A. Hrkac	400,000	$0.30	Mar. 5/99	Mar. 5/04
	200,000	$0.25	June 29/00	June 29/05
	300,000	$0.30	Mar. 1/01	Mar. 1/06
Susan de Stein	30,000	$0.30	Mar. 5/99	Mar. 5/04
	20,000	$0.20	July 16/01	July 16/06
David B. Butler, PhD.	50,000	$0.25	Aug. 8/00	Aug. 8/05
Kevin D.G. Jarvis	50,000	$0.25	Aug. 8/00	Aug. 8/05
John S. Auston	200,000	$0.30	Mar. 1/01	Mar. 1/06

4,482,500

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: GGL Diamond Corp. (the "Issuer").

SEDAR Project #:____________________.

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated July 18, 2002.

Raymond A. Hrkac
Name of Director or Senior Officer

Signature

President
Official Capacity